SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 FORM 11-K

 (Mark One)

 X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT 0F 1934

 For the fiscal year ended December 31, 2003

OR

137

 __     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

 For the transition period from     to

Commission file number: 0-10658

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANK OF WALNUT CREEK EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

BWC Financial Corp.
1400 Civic Drive
Walnut Creek, CA 94596

BANK OF WALNUT CREEK
EMPLOYEE STOCK OWNERSHIP
AND SAVINGS PLAN

 INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

Contents
---------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       PAGE

Independent Auditor's Report                                                                              1

Financial Statements
      Statements of net assets available for benefits                                                     2
      Statements of changes in net assets available for benefits                                          3
      Notes to financial statements                                                                   4 - 9

Supplementary Information
      Assets held for investment                                                                         11

MOSS ADAMS LLP

 Independent Auditor's Report

To the Trustees
Bank of Walnut Creek
     Employee Stock Ownership and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of Walnut Creek Employee Stock Ownership and Savings Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits as of December 31, 2003 and 2002. These financial statements and supplementary schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bank of Walnut Creek Employee Stock Ownership and Savings Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information includes the schedule of assets held for investment purposes referred to as “supplementary information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOSS ADAMS LLP

Stockton, California
April 26, 2004

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan
Statements of Net Assets Available for Benefits

-------------------------------------------------------------------------------------------------------------------
   ASSETS
                                                                                              DECEMBER 31,
                                                                                       2003                   2002
-------------------------------------------------------------------------------------------------------------------
Cash                                                                               $ 24,343               $ 12,068
Investments at fair value:
     Money Market accounts                                                          249,952                184,342
     BWC Financial Corp. common stock                                            10,221,341              6,378,865
     Mutual funds                                                                 1,174,116                696,707
     Loans made to participants                                                     112,149                191,345
                                                                                -----------------------------------
                                                                                 11,757,558              7,451,259
Accounts receivable:
     Employer contributions                                                         136,730                 92,065
     Participant contributions                                                       19,176                 17,765
                                                                                -----------------------------------
                                                                                    155,906                109,830
                                                                                -----------------------------------
         Total assets                                                          $ 11,937,807            $ 7,573,157
                                                                         ===================---====================

                     LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS

Liabilities:
     Benefit claims payable                                                         $ 1,126                  $ 921
                                                                                -----------------------------------
         Total liabilities                                                            1,126                    921

Net assets available for benefits                                                11,936,681              7,572,236
                                                                                -----------------------------------
         Total liabilities and net assets
             available for benefits                                            $ 11,937,807            $ 7,573,157
                                                                        ====================---====================

See accompanying notes

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan
Statements of Changes in Net Assets Available for Benefits

                                                                                    YEARS ENDED DECEMBER 31,
                                                                        -------------------------------------------
                                                                                       2003                   2002
                                                                        --------------------   --------------------

Changes in net assets attributed to:
Investment income:
     Net appreciation (depreciation) in fair value
         of investments                                                         $ 3,573,446             $ (687,175)
     Interest income                                                                 68,641                 21,382
                                                                        --------------------   --------------------

                                                                                  3,642,087               (665,793)
                                                                        --------------------   --------------------

Contributions:
     Participant                                                                    583,211                522,628
     Employer                                                                       341,730                314,198
     Other                                                                            2,957                 20,775
                                                                        --------------------   --------------------

                                                                                    927,898                857,601
                                                                        --------------------   --------------------

             Total additions                                                      4,569,985                191,808

Deductions:
     Benefits paid to participants                                                  205,540                529,925
                                                                        --------------------   --------------------

NET INCREASE (DECREASE)                                                           4,364,445               (338,117)

Net assets available for benefits -
     beginning of year                                                            7,572,236              7,910,353
                                                                        --------------------   --------------------

Net assets available for benefits -
     end of year                                                               $ 11,936,681            $ 7,572,236
                                                                        ====================   ====================

See accompanying notes

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan
Notes to Financial Statements

Note 1 - Plan Description

The following description of the Bank of Walnut Creek Employee Stock Ownership and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Bank of Walnut Creek Employee Stock Ownership and Savings Plan was established January 1, 1997. The existing 401(k) plan, which was established January 1, 1988, was incorporated into this new plan as an employee stock ownership plan with a participant directed, defined contribution savings plan covering all eligible employees of Bank of Walnut Creek (the Company). The Employee Stock Ownership (ESOP) portion of the Plan is a Company sponsored profit sharing plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility – All employees who are age 18 and over become eligible to participate in the Plan after 90 days of service. Eligibility for employer matching and profit sharing contributions will occur on the first day of the quarter following completion of one year (with at least 1,000 hours) of service. Employees do not need to elect to participate in the profit sharing portion of the Plan and are automatically enrolled when they become eligible.

Contributions – Eligible participants may elect to personally contribute up to 50% of annual compensation up to a maximum of the Internal Revenue Service’s annual Section 402(g) limit ($12,000 and $11,000 in 2003 and 2002, respectively). Company contributions are voluntary. The Company will match 50% of the employee deferral amount for contributions invested in any one or combination of the five mutual funds or 100% of the employee deferral amount for contributions invested in the BWC Financial Corporation Stock Fund, not to exceed 3% of the employee’s salary. The Company contributed $151,870 and $132,039 for the 401(k) portion of the Plan for the years ended December 31, 2003 and 2002, respectively.

The Plan provides for discretionary profit sharing employer contributions to the participants’ profit sharing accounts. Profit sharing contributions and forfeitures are allocated to participants based on the participant’s proportionate share of total compensation paid during the year to all participants in the Plan. The Company contributed $189,860 and $182,159 for the profit sharing portion of the Plan for the years ended December 31, 2003 and 2002, respectively.

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan
Notes to Financial Statements

Note 1 - Plan Description (continued)

Participant accounts – Each participant’s self-directed account is credited with the participant’s contribution, the Company’s matching and profit sharing contributions, if any, and fund earnings. Earnings for each fund are allocated based upon participant account balances invested in such funds as defined in the Plan.

Any cash dividends received on unallocated shares of BWC Financial Corp. stock are allocated to participants in the same manner as Bank profit sharing contributions.

Voting rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Vesting – Employee contributions are 100% vested at all times. In the event of termination due to death, disability or retirement, all balances including employer matching and profit sharing accounts are 100% vested.

Participant’s profit sharing accounts vest in accordance with the following schedule:

                           Years of Service                       Vested Percentage

                           Less than 2 years                                     0%
                           2 years                                              20%
                           3 years                                              40%
                           4 years                                              60%
                           5 years                                              80%
                           6 years or more                                     100%

Forfeitures – Any portion of the final balance in a participant’s account which is not vested when the participant terminates employment with the Company, will be forfeited. All forfeitures will be reallocated to the accounts of remaining participants as of the allocation date of the plan year in which the forfeiture occurs.

Diversification – Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the employee stock ownership plan may elect to diversify a portion of their account. Participants are given the option to diversify 25% of their accounts once each year during a 90 day election period for the five plan years after attaining age 55. At age 60, participants are given a one time option to diversify 50% of their accounts, less the amounts diversified previously.

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan
Notes to Financial Statements

Note 1 - Plan Description (continued)

Investment costs and administrative fees – Investment fees pertaining to the custody of Plan assets and execution of investment transactions, as well as all administrative fees pertaining to the third party administrator, are paid by the Company.

Loans – A participating employee may borrow money from their account by submitting a written loan application. The loan may not be for less than $2,000 and the total amount of loans outstanding with the Plan may not exceed 50% of the vested benefits or $50,000, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at the prime lending rate based on the date the loan agreement is signed. Principal and interest are paid ratably through monthly payroll deductions.

Investments – All participant-directed funds (salary deferrals and employer matching contributions) are invested in mutual funds pooled separate accounts or in the BWC Financial Corporation Stock Fund, which allows the employee to purchase shares of BWC Financial Corp. common stock. Highmark Funds commingle participant funds with funds from other plans and invest these in available mutual funds as elected by the participant. Profit sharing contributions are non-participant directed and are invested in the BWC Financial Corporation Stock Fund.

Note 2 - Summary of Accounting Policies

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as applied to employee benefit plans and in accordance with the Plan agreement. A summary of the Plan’s significant accounting policies applied in the preparation of the accompanying financial statements follows.

Asset valuation of investments – Investments are valued at fair market value as determined by quoted market price on each anniversary date of the Plan. Mutual fund separate pooled accounts are valued at the fair market value of the mutual funds in which the funds are invested. Loans made to participants are valued at cost which approximates fair market value.

Employer’s contributions – Contributions from the Company are accrued in the year for which they are authorized by the Board of Directors.

Payment of benefits – Benefits are recorded when paid.

Tax status – The Plan obtained its latest determination letter on April 25, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan
Notes to Financial Statements

Note 2 - Summary of Accounting Policies (continued)

Estimates in financial statements – In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

                                                                                        DECEMBER 31,
                                                                        -------------------------------------------
                                                                                 2003                   2002
                                                                        --------------------   --------------------
     Investments at fair market value

     By quoted market price:
         Common stock (held at Union Bank of California):*
             BWC Financial Corp.                                           $ 10,221,341            $ 6,378,865
* A portion of this stock is non participant-directed

During 2003 and 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                                                                       DECEMBER 31,
                                                                        -------------------------------------------
                                                                                  2003                   2002
                                                                        --------------------   --------------------

     BWC Financial Corp. common  stock                                       $ 3,305,070             $ (550,249)
     Mutual funds                                                                268,376               (136,926)
                                                                        --------------------   --------------------

                                                                             $ 3,573,446             $ (687,175)
                                                                        ====================   ====================

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan
Notes to Financial Statements

Note 4 - Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

                                                                                       DECEMBER 31,
                                                                        -------------------------------------------
                                                                                   2003                   2002
                                                                        --------------------   --------------------

     Net assets:
         Money Market funds                                                    $ 109,764              $ 111,759
         BWC Financial Corp. common stock                                      3,607,848              2,249,323
                                                                        --------------------   --------------------

                                                                             $ 3,717,612            $ 2,361,082
                                                                        ====================   ====================

                                                                                       DECEMBER 31,
                                                                        -------------------------------------------
                                                                                   2003                   2002
                                                                        --------------------   --------------------
     Changes in net assets:
         Contributions                                                         $ 189,860              $ 182,159
         Net (depreciation) appreciation                                       1,203,955               (192,144)
         Benefits paid to participants                                           (37,285)              (134,449)
                                                                        --------------------   --------------------

                                                                             $ 1,356,530             $ (144,434)
                                                                        ====================   ====================

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan
Notes to Financial Statements

Note 6 - Concentration of Investments

At December 31, 2003 and 2002, the Plan had a significant portion of plan assets invested in the Plan sponsor's common stock (BWC Financial Corp.).

The Plan invests in various investment securities which, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Currently there is significant evaluation by Congress and other agencies of regulatory and accounting issues surrounding pension plans. It is possible future changes in regulations may have a significant effect on the Plan operations and/or investments.

Note 7 - Related-Party Transactions

Plan investments include shares of BWC Financial Corp. common stock (plan sponsor stock), which qualifies as a party-in-interest transaction.

Supplementary Information

Bank of Walnut Creek
Employee Stock Ownership and Savings Plan
Assets Held for Investment

                                                     DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------
    Identity of issuer,                      Description of investment,
      borrower, lessor             including maturity date, rate of interest,                                Current
      or similar party                 collateral, par or maturity value                    Cost               value
----------------------------- -----------------------------------------------------  --------------  ----------------

Various participants          Loans bearing interest 4.0% to 9.5%
                                maturing through 2033                                     $112,149         $ 112,149

Highmark Funds                Money Market account                                                           249,952
BWC Financial Corp.*          427,135 shares Common Stock                                                 10,221,341
Baron                         Asset Growth Fund 4,837 shares                                                 171,437
Dreyfus                       Appreciation Fund 3,450 shares                                                 128,138
Dreyfus                       Intermediate Term Income Fund 2,578 shares                                      33,379
Dreyfus                       Index Fund 1,080 shares                                                         35,010
Highmark Funds                Balanced Fund 20,315 shares                                                    266,979
Highmark Funds                Growth Fund 15,512 shares                                                      123,668
Highmark Funds                Large Cap Value Fund 11,659 shares                                             117,652
Highmark Funds                Small Cap Value Fund 5,739 shares                                               90,795
Highmark Funds                Value Momentum Fund 948 shares                                                  21,056
MFS                           Total Return Fund 7,825 shares                                                 117,930
MFS                           Value Fund 2,241 shares                                                         45,588
Templeton                     Growth Fund 1,088 shares                                                        22,484
                                                                                                     ----------------

                                                                                                        $ 11,757,558
                                                                                                     ================
* Party in interest